EXHIBIT 99.1

FreeSeas Inc. Announces Delivery of the Handysize Free Hero

Company Cancels Purchase Agreements for Two Handysize Vessels, the Free Gentleman and Free Iris

PIRAEUS, Greece, July 27, 2007 (PRIME NEWSWIRE) -- FreeSeas Inc. (Nasdaq:FREE) (Nasdaq:FREEW) (Nasdaq:FREEZ) ("FreeSeas" or "the Company") announced today that it had taken delivery of the handysize Free Hero on July 3, 2007. The vessel is currently subject to a US$14,500 per day time charter expiring in December 2008, with a charterer's option for extension until February 2009.

The Company also announced, that due to a dispute between third parties unrelated to FreeSeas and the sellers of the Handysize vessels Free Gentleman and Free Iris, which would have resulted in the vessels not being delivered as per the terms of their respective acquisition Memoranda of Agreement, the Company has decided, in agreement with the sellers, to terminate those agreements, with return of the full deposit.

Mr. Ion Varouxakis, Chairman, President and Chief Executive Officer of FreeSeas stated, "FreeSeas will aggressively seek to replace the two undelivered vessels with alternative tonnage of similar profile and return characteristics in an effort to expand its fleet in the handysize/handymax segment. The Company intends to utilize its existing credit facilities for any future near term acquisitions."

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. Currently, it has a fleet of two Handysize vessels. FreeSeas' common stock and warrants trade on the NASDAQ Capital Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at www.sec.gov. For more information about FreeSeas Inc. please go to our corporate website www.freeseas.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

CONTACT: FreeSeas Inc.
         Ion Varouxakis, Chief Executive Officer
         011-30-210-45-28-770
         Fax: 011-30-210-429-10-10
         info@freeseas.gr
         www.freeseas.gr
         89 Akti Miaouli Street
         185 38 Piraeus, Greece

         Cubitt Jacobs & Prosek Communications
         Investor Relations / Financial Media
         Thomas J. Rozycki, Jr. , Sr. Vice President
         212-279-3115 x208
         Fax: 212-279-3117
         trozycki@cjpcom.com
         www.cjpcom.com
         350 Fifth Avenue - Suite 3901
         New York, NY 10118, USA